Filed by Voya Funds Trust (SEC File Nos.: 333-59745; 811-08895) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

February 18, 2025

Voya Investment Management

Client Talking Points

Voya Floating Rate Fund

Voya Investment Management has announced the following changes:

Planned

Change(s)

Reorganization August 8, 2025	Voya Floating Rate Fund	Voya Short Duration High
Income Fund

The Board of Trustees (the “Board”) of Voya Floating Rate Fund (“Floating Rate Fund”) and Voya Short Duration High Income Fund (“Short Duration High Income Fund” and together with Floating Rate Fund, the “Funds”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of Floating Rate Fund is required before the Merger may take place.

▪What is happening?

oOn November 14, 2024, the Board approved a proposal to merge Floating Rate Fund with and into Short Duration High Income Fund.

oShareholders of Floating Rate Fund will be sent a combined proxy statement and prospectus on or about February 28, 2025.

oA shareholder meeting will be held on or about May 6, 2025.

oShareholders of Floating Rate Fund will become shareholders of Short Duration High Income Fund as of the close of business on or about August 8, 2025.

oVoya Investment Management Co. LLC (“Voya IM”) serves as the sub-adviser to both Floating Rate Fund and Short Duration High Income Fund.

oA supplement to the prospectus for Floating Rate Fund was filed on November 22, 2024, to notify Floating Rate Fund’s shareholders of the changes.

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▪Why is the Merger proposed?

Voya Investments, LLC (the “Investment Adviser”) proposed the Merger primarily to:

oAddress underperformance and significant outflows from Floating Rate Fund; o Enhance operational efficiencies;

o Reduce the complexity of the Voya funds platform;

o Provide shareholders of Floating Rate Fund an immediate benefit through a lower management fee, and lower gross and net annual operating expenses;

o In the view of the Investment Adviser, provide a potential benefit to Floating Rate Fund shareholders of a product better poised to achieve and maintain scale over the long term.

▪How do the Investment Objectives compare?

	Floating Rate Fund	Short Duration High Income Fund
Investment	The Fund seeks to provide investors with a	The Fund seeks a high level of current income
with lower volatility than the broader high yield
high level of current income.
Objective
market.

▪What is the experience of the Voya Investment Management Co. LLC Team?

Short Duration High Income Fund is managed by the Voya IM team of James Dudnick, Steven Gish, and Justin Kass.

James Dudnick, CFA Portfolio Manager

James Dudnick, CFA, Senior Vice President, Portfolio Manager, is a lead portfolio manager for income and growth at Voya IM. He joined the firm as part of Voya’s acquisition of Allianz Global

Investors U.S., where he was a portfolio manager and director with portfolio management and research responsibilities for the short duration high income team. Prior to joining Allianz Global Investors U.S., Mr. Dudnick was a financial advisor at Merrill Lynch, working with both individual and institutional clients. Prior to that, he worked at Goldman Sachs as a financial analyst in the investment management division, where he conducted research and executed trades.

Steven Gish, CFA Portfolio Manager

Steven Gish, CFA, Senior Vice President, Portfolio Manager, is a lead portfolio manager for income and growth at Voya IM. He joined the firm as part of Voya’s acquisition of Allianz Global Investors

U.S., where he was a portfolio manager and director with portfolio management and research responsibilities on the short duration high income team. Prior to joining Allianz Global Investors

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Client Talking Points

U.S., Mr. Gish was a senior research analyst with Roth Capital Partners. Prior to that, he worked in credit at a division of Deutsche Bank Group.

Justin Kass, CFA

Portfolio Manager

Justin Kass, CFA, Senior Managing Director, Portfolio Manager, is chief investment officer, co-head of income and growth at Voya IM. He joined the firm as part of Voya’s acquisition of Allianz Global Investors U.S., where he was a portfolio manager, managing director, CIO, and co-head of the U.S. income and growth strategies team with portfolio management, research and trading responsibilities for the income and strategies team. Prior to that at Allianz Global Investors U.S., Mr. Kass held portfolio manager responsibilities for the U.S. convertible strategy and was a lead portfolio manager for the income and growth strategy since its inception and was also responsible for managing multiple closed- and open-end mutual funds.

▪How do the Annual Fund Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Funds. Pro forma fees and expenses, which are the estimated fees and expenses of Short Duration High Income Fund after giving effect to the Reorganization, assume the Reorganization occurred on March 31, 2024. Shareholders of Floating Rate Fund will not pay any sales charges or redemption fees in connection with the Reorganization.

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Annual Fund Operating Expenses
Expenses you pay each year as a % of the value of your investment

		Floating Rate Fund	SDHI Fund	SDHI Fund *Pro Forma* Combined
Class A				
Management Fees	%	0.65	0.48	0.48
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.27	0.24	0.30[6]
Total Annual Fund Operating Expenses	%	1.17	0.97	1.03
Waivers and Reimbursements	%	(0.18)[1]	(0.12)[2]	(0.18)[3]
Total Annual Fund Operating Expenses After Waivers and Reimbursements	%	0.99	0.85	0.85
Class C				
Management Fees	%	0.65	0.48	0.48
Distribution and/or Shareholder Services (12b-1) Fees	%	1.00	1.00	1.00
Other Expenses	%	0.27	0.24	0.30[6]
Total Annual Fund Operating Expenses	%	1.92	1.72	1.78
Waivers and Reimbursements	%	(0.18)[1]	(0.12)[2]	(0.18)[3]
Total Annual Fund Operating Expenses After Waivers and Reimbursements	%	1.74	1.60	1.60
Class I				
Management Fees	%	0.65	0.48	0.48
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.27	0.26	0.23[6]
Total Annual Fund Operating Expenses	%	0.92	0.74	0.71
Waivers and Reimbursements	%	(0.18)[1]	(0.14)[2]	(0.11)[3]
Total Annual Fund Operating Expenses After Waivers and Reimbursements	%	0.74	0.60	0.60
Class R[4]				
Management Fees	%	0.65	N/A	N/A
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	N/A	N/A
Other Expenses	%	0.27	N/A	N/A
Total Annual Fund Operating Expenses	%	1.42	N/A	N/A
Waivers and Reimbursements	%	(0.18)[1]	N/A	N/A
Total Annual Fund Operating Expenses After Waivers and Reimbursements	%	1.24	N/A	N/A
Class W[5]				
Management Fees	%	0.65	N/A	0.48
Distribution and/or Shareholder Services (12b-1) Fees	%	None	N/A	None
Other Expenses	%	0.27	N/A	0.30[6]
Total Annual Fund Operating Expenses	%	0.92	N/A	0.78
Waivers and Reimbursements	%	(0.18)[1]	N/A	(0.18)[3]
Total Annual Fund Operating Expenses After Waivers and Reimbursements	%	0.74	N/A	0.60

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

1.The Investment Adviser is contractually obligated to limit expenses to 1.00%, 1.75%, 0.75%, 1.25%, and 0.75% for Class A, Class C, Class I, Class R, and Class W shares, respectively, through August 1, 2026. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. The Investment Adviser is contractually obligated to further limit expenses to 0.95%, 1.70%, 0.70%, 1.20%, and 0.70% for Class A, Class C, Class I, Class R, and Class W shares, respectively, through August 1, 2026. This limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and

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Acquired Fund Fees and Expenses. The Investment Adviser is also contractually obligated to waive 0.02% of the management fee through August 1, 2026. Termination or modification of these obligations requires approval by the Board.

2.The Investment Adviser is contractually obligated to limit expenses to 0.85%, 1.60%, 0.60%, and 0.60% for Class A, Class C, Class I, and Class W shares, respectively, through August 1, 2026. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board.

3.The Investment Adviser is contractually obligated to limit expenses to 0.85%, 1.60%, 0.60%, and 0.60% for Class A, Class C, Class I, and Class W shares, respectively, through August 1, 2026. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board.

4.Class R shareholders of Floating Rate Fund would receive Class A shares of SDHI Fund in the Reorganization.

5.Class W shares for SDHI Fund will be formed as part of the Reorganization.

6.Other Expenses are based on estimated amounts for the current fiscal year.

▪How does Floating Rate Fund’s performance compare to Short Duration High Income Fund’s?

The following information is intended to help you understand the risks of investing in the Funds. The following bar charts show the changes in each Fund’s performance from year to year, and the tables compare each Fund’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics similar to those of the Funds for the same period. The Funds’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of each Fund’s Class A shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

Because Class W shares of Short Duration High Income Fund will be formed as part of the Reorganization, no performance information for Class W shares of Short Duration High Income Fund is provided in the table below.

Floating Rate Fund - Calendar Year Total Returns (as of December 31 of each year)

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Client Talking Points

▪Average Annual Total Returns %

(for periods ended December 31, 2024)

Floating Rate Fund - Calendar Year Total Returns

1.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed the primary benchmark from the Morningstar LSTA US Leveraged Loan Index to the Bloomberg U.S. Aggregate Bond Index in accordance with recent changes to regulatory disclosure requirements. The Fund continues to use the Morningstar LSTA US Leveraged Loan Index as an additional benchmark that the Investment Adviser believes more closely reflects the Fund’s principal investment strategies.

2.The index returns do not reflect deductions for fees, expenses, or taxes.

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Client Talking Points

Short Duration High Income Fund - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2024)

Voya Short Duration High Income Fund - Calendar Year Total Returns

2.The index returns do not reflect deductions for fees, expenses, or taxes.

3.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed the primary benchmark from the ICE BofA 1-3 Year US Treasury to the Bloomberg U.S. Aggregate Bond Index in accordance with recent changes to

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Client Talking Points

regulatory disclosure requirements. The Fund continues to use the ICE BofA 1-3 Year US Treasury as an additional benchmark that the

Investment Adviser believes more closely reflects the Fund’s principal investment strategies.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting https://individuals.voya.com/literature or calling 1-800-992-0180.

The Bloomberg U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The Bloomberg U.S. Aggregate Bond Index includes U.S. Treasuries, government-related and corporate securities, fixed-rate agency mortgage-backed securities, asset-backed securities, and commercial mortgage-backed securities (agency and non-agency).

The ICE Bof A 1-3 Year US Treasury Index is an unmanaged index that tracks the performance of the direct sovereign debt of the U.S. Government having a maturity of at least on year and less than three years.

The Morningstar® LSTA® US Leveraged Loan Index tracks the current outstanding balance and spread over LIBOR for fully funded term loans. The facilities included represent a broad cross section of leveraged loans syndicated in the U.S., including dollar-denominated loans to overseas issuers.

▪Tax Considerations

The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, pursuant to this treatment, neither Floating Rate Fund nor its shareholders, nor Short Duration High Income Fund nor its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Funds will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, Floating Rate Fund will pay to its shareholders a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including as a result of portfolio transactions in connection with the Reorganization. This distribution will be taxable to shareholders that are subject to tax.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

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The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy statement. For information regarding Short Duration High Income Fund, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Funds discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Floating Rate Fund with and into Short Duration High Income Fund, please call Voya Investment Management toll free at 1-800- 992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya Investment Management (“VIM”) deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to VIM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance-approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a VIM Compliance Officer.

Your clients should consider the investment objectives, risks, charges and expenses of Short Duration High Income Fund carefully before investing. For a free copy of the Short Duration High Income Fund prospectus, which contains this and other information, visit us at https://individuals.voya.com/product/mutual-fund/prospectuses-reports or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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